February 6, 2020

Matthew T. Funke
Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, Missouri 63901

       Re: Southern Missouri Bancorp, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 13, 2019
           File No. 000-23406

Dear Mr. Funke:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance